FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2003

Commission File No. 333-87974

INEOS GROUP HOLDINGS Plc (Exact name of registrant as specified in its charter)	INEOS HOLDINGS LIMITED (Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes	☐	No	☒

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SIGNATURES

INEOS GROUP HOLDINGS
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period Ended		Nine-Month Period Ended
	September 30,		September 30,

	2002	2003	2002	2003

	(€ in millions)		(€ in millions)
Turnover	585.7	594.4	1,686.3	1,926.7
Cost of sales	(481.2)	(483.5)	(1,375.4)	(1,612.5)

Gross profit	104.5	110.9	310.9	314.2
Distribution costs	(40.8)	(39.1)	(120.3)	(114.4)
Administrative expenses	(16.5)	(13.4)	(47.0)	(34.7)
Exceptional administrative expenses	(1.2)	—	(17.3)	—
Other operating income	—	4.9	—	13.4

Operating profit	46.0	63.3	126.3	178.5
Share of operating profit of associate	—	0.2	0.2	0.5
Profit on disposal of subsidiary	—	—	—	0.1
Profit on disposal of fixed assets	—	1.3	—	1.3
Net interest payable	(15.0)	(15.9)	(55.2)	(47.2)

Profit on ordinary activities before taxation	31.0	48.9	71.3	133.2
Taxation on profit on ordinary activities	(4.5)	(2.1)	(19.4)	(9.5)

Profit on ordinary activities after taxation	26.5	46.8	51.9	123.7
Equity dividends	—	(20.8)	—	(20.8)

Profit for the financial period	26.5	26.0	51.9	102.9

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED BALANCE SHEETS

	December 31, 2002	September 30, 2003
	(Audited)	(Unaudited)

	(€ in millions)
Fixed assets
Investments	1.4	1.6
Tangible fixed assets	987.8	898.6
Intangible fixed assets	14.0	12.8
Negative goodwill	(282.3)	(243.3)

	720.9	669.7
Current assets
Cash at bank and in hand	108.9	135.0
Stocks	162.4	154.9
Debtors: amounts falling due within one year	326.3	351.8
Debtors: amounts falling due after one year	64.0	60.0

	661.6	701.7
Creditors : amounts falling due within one year	(439.9)	(415.7)

Net current assets	221.7	286.0
Total assets less current liabilities	942.6	955.7
Creditors : amounts falling due after one year	(786.1)	(734.5)
Provisions for liabilities and charges	(70.1)	(54.4)

Net assets	86.4	166.8

Capital and reserves
Share capital	17.7	17.7
Share premium	51.1	51.1
Profit and loss account	17.6	98.0

Equity shareholders’ funds	86.4	166.8

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Nine-Month Period Ended
	September 30,

	2002	2003

	(€ in millions)
Operating profit	126.3	178.5
Depreciation of tangible assets	67.4	75.1
Amortization of goodwill/(write back of negative goodwill)	(6.6)	(21.7)
(Increase)/decrease in stocks	(4.2)	0.2
(Increase)/decrease in debtors	(68.7)	(36.5)
Increase in creditors and provisions	4.6	(13.6)

Net cash flow from operating activities	118.8	182.0
Returns on investments and servicing of finance
Interest received	1.6	1.7
Interest and other financing charges paid	(58.9)	(60.5)

	(57.3)	(58.8)
Taxation paid	(9.1)	(8.1)
Capital expenditure and financial investments
Payments to acquire tangible fixed assets	(26.9)	(35.0)
Receipts from sales of tangible fixed assets	—	3.3

	(26.9)	(31.7)
Acquisitions and disposals
Purchase of business	(4.6)	—
Disposal of subsidiary undertaking	—	1.4

	(4.6)	1.4
Equity dividends paid	—	(10.0)

Net cash flow before financing	20.9	74.8
Financing
Repayment of previous borrowings	(0.8)	—
Repayment of bank loans	(58.7)	(44.8)
Repayment of Senior Secured Notes	(1.6)	—
Capital repayment on finance leases	(1.9)	(1.9)

	(63.0)	(46.7)

Increase/(decrease) in cash	(42.1)	28.1

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS

Equity
Shareholders Funds

(€ in millions)
At January 1, 2003	86.4
Retained profit for the current period	102.9
Currency translation differences	(22.5)

At September 30, 2003	166.8

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1.	BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the “Company”), was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol. With effect from January 1, 2001, the financial statements present the results of operations and financial position of Ineos Oxide, Ineos Fluor and Ineos Silicas. Ineos Fluor and Ineos Silicas were acquired on January 9, 2001. Our results of operations reflect the purchase of Ineos Fluor and Ineos Silicas from an effective acquisition date of January 1, 2001. The financial statements include the results of Ineos Phenol from May 23, 2001, the date on which it was acquired from Degussa AG.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”).

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2002 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2.	PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention and in accordance with the accounting policies set out in the Company’s Form 20-F for the year ended December 31, 2002. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3.	SEGMENTAL INFORMATION

Class of business

The Company’s business comprises the production and distribution of intermediate and speciality chemicals and is made up of four business segments: Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3.	SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Month Period Ended		Nine-Month Period Ended
	September 30,		September 30,

	2002	2003	2002	2003

	(€ in millions)		(€ in millions)
Turnover
Ineos Oxide	134.8	127.7	377.7	379.0
Ineos Fluor	72.7	65.7	235.9	214.0
Ineos Silicas	56.1	54.0	178.3	163.1
Ineos Phenol	322.1	347.0	894.4	1,170.6

	585.7	594.4	1,686.3	1,926.7

EBITDA
Ineos Oxide	21.5	25.3	57.8	65.3
Ineos Fluor	12.9	11.8	47.7	45.1
Ineos Silicas	10.1	9.5	31.4	29.9
Ineos Phenol	21.5	34.2	67.7	92.1

	66.0	80.8	204.6	232.4

Reconciliation of earnings before operating exceptional items, interest, taxation, depreciation and amortisation (‘EBITDA’) to operating profit:

	Three-Month Period Ended		Nine-Month Period Ended
	September 30,		September 30,

	2002	2003	2002	2003

	(€ in millions)		(€ in millions)
EBITDA	66.0	80.8	204.6	232.4
Depreciation and amortisation	(18.8)	(17.3)	(60.8)	(53.4)
Exceptional restructuring costs	(1.2)	—	(17.3)	—

Operating profit (including share of operating profit of associate)	46.0	63.5	126.5	179.0

4.	INCOME TAXES

The income tax charge for the three-month and nine-month periods ended September 30, 2002 and 2003, is calculated based on the expected effective tax rate for the year.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

5.	INVENTORY

	December 31, 2002	September 30, 2003

	(€ in millions)
Raw materials and consumables	54.5	53.2
Work in progress	12.7	12.5
Finished products	95.2	89.2

	162.4	154.9

6.	BORROWINGS

Long-term obligations as of December 31, 2002 and September 30, 2003 are as follows:

	December 31, 2002	September 30, 2003

	(€ in millions)
Senior Credit Agreement	623.2	564.9
10 1/2% Senior Notes	260.0	260.0
Unamortised debt issue costs	(21.4)	(18.5)

	861.8	806.4
Less: amounts falling due within one year	(77.9)	(74.1)

	783.9	732.3
Finance leases	2.2	2.2

	786.1	734.5

Senior Notes

On July 19, 2001, the Company issued €260 million in 10 1/2% Senior Notes due 2010 pursuant to a private offering. On June 21, 2002 the Company issued €260 million 10 1/2% Senior Notes due 2010 pursuant to an exchange offer whereby holders of the original notes received new notes which have been registered under the US Securities Act of 1933 as amended, but are otherwise identical to the original notes. The Senior Notes are listed on the Luxembourg Stock Exchange.

The Senior Notes bear interest at 10 1/2% per annum, payable semi annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6.	BORROWINGS (Continued)

The Senior Notes will be subject to redemption at any time prior to August 1, 2004, at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Redemption
Year	Price

2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In addition, at any time on or prior to August 1, 2004, the Company or the direct or indirect parent of the Company, at its option, may use the net cash proceeds of one or more public equity offerings to redeem Senior Notes in an amount up to an aggregate of 35% of the sum of the initial aggregate principal amount of Senior Notes originally issued under the Indenture at a redemption price equal to 110.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that Senior Notes in an amount equal to at least 65% of the sum of the initial aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption.

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €4.6 million (2002: €5.3 million). These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A”, “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at September 30, 2003 were €564.9 million, of which €74.1 million is due within one year. The total amounts outstanding on Term Loan A were €271.7 million (2002: €312.4 million), Term Loan B were €169.5 million (2002: €172.4 million) and Term Loan C were €123.7 million (2002: €138.4 million).

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6.	BORROWINGS (Continued)

Term Loan A is repayable in 12 semi-annual instalments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 2.25%, 2.75% and 3.50% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of unamortised debt issue costs of €13.9 million (2002: €16.1 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

7.	CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management’s opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8.	RECENT ACCOUNTING DEVELOPMENTS

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time recognition using the guidance provided by that standard. The Company is required to comply with SFAS 143 in its financial statements for the year ending December 31, 2003. The Company is currently assessing the impact of SFAS 143 on its financial position and results of operations and does not believe the financial statements will be materially impacted by its adoption.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8.	RECENT ACCOUNTING DEVELOPMENTS (Continued)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 “Reporting Results of Operations.” This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending December 31, 2003. The provisions of this statement relating to sale-leaseback accounting became effective for the Company in the previous fiscal year, the adoption of which had no impact on our results of operations or financial position. The provisions of this statement relating to the classification of gains or losses arising on debt extinguishment will become applicable for the Company for the year ending December 31, 2003 and the Company does not believe the financial statements will be materially affected by its adoption.

In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require Companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company does not have any immediate plans to initiate any activities in 2003 that would be included within the scope of this standard.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 , and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The Company is currently assessing the impact that the recognition and measurement requirements will have on future reporting.

On January 17, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46” or the “Interpretation”), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This consolidation model applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The effective date relating to implementation and disclosure requirements included in the Interpretation are for VIEs created before February 1, 2003, effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 and for VIEs created after January 31, 2003, effective immediately. The Company is currently assessing the impact of FIN 46 on its financial position and results of operations and does not believe the financials statements will be materially impacted by its adoption.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8.	RECENT ACCOUNTING DEVELOPMENTS (Continued)

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company is currently analysing the impact of this Statement but does not believe that it will have a material impact on its results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company is currently analysing the impact of this Statement.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

The Company includes “forward-looking statements”, within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

•	Our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	Our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	Raw material costs or supply arrangements;

•	Our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;

•	Our ability to retain existing customers and obtain new customers;

•	Our ability to develop new products and technologies successfully;

•	The cyclical and highly competitive nature of our businesses;

•	Risks related to environmental costs, liabilities or claims; and

•	Currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. Words such as “believe”, “expect”, “anticipate”, “may”, “intend”, “will”, “should”, “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our security holders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a leading global chemical manufacturer of speciality and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic speciality chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

Ineos Group Holdings — Results of Operations

The results of operations of Ineos Group Holdings for the three-month and nine-month periods ended September 30, 2002 include the results of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol as well as the results of the acetate esters business acquired by Ineos Oxide from BP Belgium on March 1, 2002 for the period March 1, 2002 to September 30, 2002. The results of Ineos Group Holdings for the three-month and nine-month periods ended September 30, 2003 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month and nine-month periods ended September 30, 2002 and 2003 are presented herein.

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
		September 30,				September 30,

	2002		2003		2002		2003

	€m	%	€m	%	€m	%	€m	%
Turnover	585.7	100.0	594.4	100.0	1,686.3	100.0	1,926.7	100.0
Cost of sales	(481.2)	(82.2)	(483.5)	(81.3)	(1,375.4)	(81.6)	(1,612.5)	(83.7)

Gross profit	104.5	17.8	110.9	18.7	310.9	18.4	314.2	16.3
Distribution costs	(40.8)	(6.9)	(39.1)	(6.6)	(120.3)	(7.1)	(114.4)	(5.9)
Administrative expenses	(16.5)	(2.8)	(13.4)	(2.3)	(47.0)	(2.8)	(34.7)	(1.8)
Exceptional administrative expenses	(1.2)	(0.2)	—	—	(17.3)	(1.0)	—	—
Other operating income	—	—	4.9	0.8	—	—	13.4	0.7

Operating profit	46.0	7.9	63.3	10.6	126.3	7.5	178.5	9.3
Share of operating profit of associate	—	—	0.2	—	0.2	—	0.5	—
Profit on disposal of subsidiary	—	—	—	—	—	—	0.1	—
Profit on disposal of fixed assets	—	—	1.3	0.3	—	—	1.3	0.1
Net interest payable	(15.0)	(2.6)	(15.9)	(2.7)	(55.2)	(3.3)	(47.2)	(2.5)

Profit on ordinary activities before taxation	31.0	5.3	48.9	8.2	71.3	4.2	133.2	6.9
Taxation	(4.5)	(0.8)	(2.1)	(0.3)	(19.4)	(1.1)	(9.5)	(0.5)

Profit on ordinary activities after taxation	26.5	4.5	46.8	7.9	51.9	3.1	123.7	6.4

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Three-Month Period Ended September 30, 2003, Compared to Three-Month Period Ended September 30, 2002

Turnover

Turnover increased by €8.7 million, approximately 1.5% to €594.4 million for the three-month period ended September 30, 2003, as compared to €585.7 million for the same period in 2002. This increase largely reflects an increase of volumes sold for intermediate chemicals in the Ineos Phenol business segment. Ineos Phenol has also experienced price increases in line with the increases in market prices for its products. This has been partially offset by reductions in turnover in Ineos Oxide, Ineos Fluor and Ineos Silicas due to the impact of exchange rate retranslation as a result of the strong Euro compared to the US dollar and sterling, together with reduced sales volumes in Ineos Oxide.

Cost of sales

Cost of sales increased by €2.3 million, approximately 0.5% to €483.5 million for the three-month period ended September 30, 2003 as compared to €481.2 million in the same period in 2002. This increase largely reflects increased sales volumes in the intermediate business segment of Ineos Phenol. Ineos Phenol has also experienced increased raw material prices in line with the increase in market prices for benzene and propylene. This has been partially offset by reductions in cost of sales in Ineos Oxide and Ineos Fluor due to the impact of exchange rate retranslation as a result of the strong Euro compared to the US dollar and sterling, together with reduced sales volumes in Ineos Oxide.

Gross profit

Gross profit increased by €6.4 million, approximately 6.1% to €110.9 million for the three-month period ended September 30, 2003, as compared to €104.5 million in the same period in 2002. This increase reflects the increase in sales volumes and improved margins in Ineos Phenol, especially in the US, together with higher margins achieved on MEG volumes sold by Ineos Oxide.

Distribution costs

Distribution costs decreased by €1.7 million, approximately 4.2% to €39.1 million for the three-month period ended September 30, 2003, as compared to €40.8 million in the same period in 2002. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger Euro against the US dollar and sterling.

Administrative expenses

Administrative expenses decreased by €3.1 million, approximately 18.8% to €13.4 million for the three-month period ended September 30, 2003 as compared to €16.5 million in the same period in 2002. This decrease is primarily due to the combined impact of lower costs incurred as a result of a number of cost saving projects across the group, together with the impact of exchange rate retranslation as a result of a stronger Euro against the US dollar and sterling.

Exceptional administrative expenses

Exceptional administrative expenses were € nil for the three-month period ended September 30, 2003, as compared to €1.2 million in the same period in 2002. These expenses primarily reflect severance costs incurred in 2002 in connection with our ongoing business reorganisations in Ineos Silicas and Ineos Phenol.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other operating income

On September 9, 2002 there was an explosion and fire at the Ineos Phenol plant in Mobile, USA. The relevant part of the plant was subsequently rebuilt and put back into full operation by January 2003. For the three-month period ended September 30, 2003 we have recognised insurance proceeds of €4.9 million in respect of business interruption as a result of the incident.

Operating profit

Operating profit increased by €17.3 million, approximately 37.6% to €63.3 million for the three-month period ended September 30, 2003, as compared to €46.0 million in the same period in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €1.2 million in 2003 compared to 2002; improved margins achieved in Ineos Phenol and Ineos Oxide, together with the inclusion of business interruption insurance proceeds of €4.9 million in 2003.

Share of operating profit of associate

Share of operating profit of associate increased by €0.2 million, approximately 100% to €0.2 million in 2003 as compared to nil in 2002.

Profit on disposal of fixed assets

Profit on disposal of fixed assets represents the impact of the incident at our Ineos Phenol plant in Mobile, USA. In addition to the amounts received on account in 2002, a final amount of €1.3 million has been received from the insurers for property damage.

Net interest payable

Net interest payable increased by €0.9 million, approximately 0.6% to €15.9 million for the three-month period ended September 30, 2003, as compared to €15.0 million in the same period in 2002. This increase primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2003 compared to 2002 as a result of scheduled and voluntary debt repayments, offset by exchange differences on short term intra group loan funding.

Profit on ordinary activities before taxation

Profit on ordinary activities increased by €17.9 million, approximately 57.7% to €48.9 million for the three-month period ended September 30, 2003, as compared to a profit of €31.0 million in the same period in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €1.2 million in 2003 compared to 2002; improved margins achieved in Ineos Phenol and Ineos Oxide, together with the inclusion of business interruption insurance proceeds of €4.9 million in 2003.

Taxation

Taxation decreased by €2.4 million, approximately 53.3% to €2.1 million for the three-month period ended September 30, 2003, as compared to €4.5 million in the same period in 2002. The effective tax rate in 2003 reflects the anticipated rate for the year.

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation increased by €20.3 million, approximately 76.6% to €46.8 million in for the three-month period ended September 30, 2003, as compared to €26.5 million in the same period in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €1.2 million in 2003 compared to 2003; improved margins achieved by Ineos Phenol and Ineos Oxide, together with the inclusion of business interruption insurance proceeds of €4.9 million in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Nine-Month Period Ended September 30, 2003, Compared to Nine-Month Period Ended September 30, 2002

Turnover

Turnover increased by €240.4 million, approximately 14.3% to €1,926.7 million for the nine-month period ended September 30, 2003, as compared to €1,686.3 million in the same period in 2002. This increase largely reflects an increase of volumes sold to intermediate chemicals in the Ineos Phenol business segment. Ineos Phenol has also experienced significant price increases in line with the increases in market prices for its products. This has been partially offset by reductions in turnover in Ineos Fluor and Ineos Silicas due to the impact of exchange rate retranslation as a result of the strong Euro compared to the US dollar and sterling.

Cost of sales

Cost of sales increased by €237.1 million, approximately 17.2% to €1,612.5 million for the nine-month period ended September 30, 2003, as compared to €1,375.4 million in the same period in 2002. This increase largely reflects increased volumes in the intermediate business segment of Ineos Phenol. Ineos Phenol has also experienced significant increased raw material prices in line with market prices for benzene and propylene. This has been partially offset by reductions in cost of sales in Ineos Fluor and Ineos Silicas due to the impact of exchange rate retranslation as a result of the strong Euro compared to the US dollar and sterling.

Gross profit

Gross profit increased by €3.3 million, approximately 1.1% to €314.2 million for the nine-month period ended September 30, 2003, as compared to €310.9 million in the same period in 2002. This increase reflects the impact of higher volumes and improved margins achieved by Ineos Phenol, offset by the impact of exchange rate retranslation as a result of the strong Euro compared to the US dollar, together with lower HFC prices achieved in the period by Ineos Fluor.

Distribution costs

Distribution costs decreased by €5.9 million, approximately 4.9% to €114.4 million for the nine-month period ended September 30, 2003, as compared to €120.3 million in the same period in 2002. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger Euro against the US dollar and sterling.

Administrative expenses

Administrative expenses decreased by €12.3 million, approximately 26.2% to €34.7 million for the nine-month period ended September 30, 2003, as compared to €47.0 million in the same period in 2002. This decrease is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects across the group, together with the impact of exchange rate retranslation as a result of a stronger Euro against the US dollar and sterling.

Exceptional administrative expenses

Exceptional administrative expenses were € nil for the nine-month period ended September 30, 2003, as compared to €17.3 million in the same period in 2002. These expenses primarily reflect severance costs incurred in 2002 in connection with our ongoing business reorganisations in Ineos Silicas and Ineos Phenol.

Other operating income

On September 9, 2002 there was an explosion and fire at the Ineos Phenol plant in Mobile, USA. The relevant part of the plant was subsequently rebuilt and put back into full operation by January

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2003. As at September 30, 2003 we have recognised insurance proceeds of €13.4 million in respect of business interruption as a result of the incident.

Operating profit

Operating profit increased by €52.2 million, approximately 41.3% to €178.5 million for the nine-month period ended September 30, 2003, as compared to €126.3 million in the same period in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €17.9 million in 2003 compared to 2002, together with the inclusion of business interruption insurance proceeds of €13.4 million in 2003 and the reduction in administrative expenses in 2003 compared to 2002 as a result of cost saving projects across the group.

Share of operating profit of associate

Share of operating profit of associate increased by €0.3 million, approximately 150% to €0.5 million in 2003 as compared to €0.2 million in 2002.

Profit on disposal of subsidiary

On April 17, 2003 contracts were signed for the sale of Ineos Silicas Italia srl and the associated silicate business to its management, supported financially by an Italian chemical company Marchi Industriali spa. After expenses, €1.2 million sales proceeds have been received by the Company. After taking into account net assets disposed of and associated goodwill the profit on disposal was €0.1 million.

Profit on disposal of fixed assets

Profit on disposal of fixed assets represents the impact of the incident at our Ineos Phenol plant in Mobile, USA. In addition to the amounts received on account in 2002, a final amount of €1.3 million has been received from the insurers for property damage.

Net interest payable

Net interest payable decreased by €8.0 million, approximately 14.5% to €47.2 million for the nine-month period ended September 30, 2003, as compared to €55.2 million in the same period in 2002. This decrease primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2003 compared to 2002 as a result of scheduled and voluntary debt repayments.

Profit on ordinary activities before taxation

Profit on ordinary activities increased by €61.9 million, approximately 86.8% to €133.2 million for the nine-month period ended September 30, 2003, as compared to a profit of €71.3 million in the same period in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €17.9 million in 2003 compared to 2002; the inclusion of business interruption insurance proceeds of €13.4 million in 2003 and the reduction in interest charges due to lower variable interest rates and lower debt levels in 2003 compared to 2002.

Taxation

Taxation decreased by €9.9 million, approximately 51.0% to €9.5 million for the nine-month period ended September 30, 2003, as compared to €19.4 million in the same period 2002. The effective tax rate in 2003 reflects the anticipated rate for the year.

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation increased by €71.8 million, approximately 138.3% to €123.7 million for the nine-month period ended September 30, 2003, as compared to a profit of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

€51.9 million in the same period in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €17.9 million in 2003 compared to 2003; the inclusion of business interruption insurance proceeds of €13.4 million in 2003; the reduction in interest charges due to lower variable interest rates and lower debt levels in 2003 compared to 2002 and the overall reduction in the effective tax rate in 2003 compared to 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Oxide

The following table sets forth, for the three-month and nine-month periods ended September 30, 2002 and 2003, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
		September 30,				September 30,

	2002		2003		2002		2003

	€m	%	€m	%	€m	%	€m	%
Turnover	134.8	100.0	127.7	100.0	377.7	100.0	379.0	100.0
Cost of sales	(99.6)	(73.9)	(90.2)	(70.6)	(281.9)	(74.6)	(281.7)	(74.3)

Gross profit	35.2	26.1	37.5	29.4	95.8	25.4	97.3	25.7
Distribution costs	(13.1)	(9.7)	(13.1)	(10.3)	(36.5)	(9.7)	(36.1)	(9.5)
Administrative expenses	(3.4)	(2.5)	(2.3)	(1.8)	(9.7)	(2.6)	(5.4)	(1.5)

Operating profit	18.7	13.9	22.1	17.3	49.6	13.1	55.8	14.7

EBITDA	21.5	15.9	25.3	19.8	57.8	15.3	65.3	17.2

Three-Month Period Ended September 30, 2003, Compared to Three-Month Period Ended September 30, 2002

Turnover

Turnover decreased by €7.1 million, approximately 5.3%, to €127.7 million for the three-month period ended September 30, 2003, as compared to €134.8 million for the same period in 2002. This decrease reflects a decrease in volumes sold for speciality chemicals and intermediate chemicals offset by higher EG selling prices. Across the European business lower volumes can be explained by the aged catalyst in Q3 (to be replaced in Q4) compared to a new catalyst in 2002 (replaced at the end of June 2002). The very high EG prices have been offset by decreasing selling prices of EO and EO derivatives and the effect of the weakening dollar on our US business.

The average North Western Europe price for EO as per ICIS LOR decreased to €916 per tonne for the three-month period ended September 30, 2003, as compared to €962 per tonne for the same period in 2002. The average North Western Europe prices for monoethylene glycol (MEG) as per ICIS LOR increased to €663 per tonne for the three-month period ended September 30, 2003 as compared to €550 per tonne for the same period in 2002.

Cost of sales

Cost of sales decreased by €9.4 million, approximately 9.4%, to €90.2 million for the three-month period ended September 30, 2003, as compared to €99.6 million for the same period in 2002. This decrease primarily reflects decreased sales volumes in the speciality and intermediate businesses, decreased ethylene prices and the impact of the weakening of the US dollar against the euro.

The average North Western Europe Contract Price for ethylene referenced by ICIS LOR decreased to €445 per tonne for the three-month period ended September 30, 2003 compared to €540 per tonne for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by €2.3 million, approximately 6.5%, to €37.5 million for the three-month period ended September 30, 2003, as compared to €35.2 million for the same period in 2002. This increase reflects the higher margin MEG sales made due to the global shortage of EG, offset by the decreased volumes sold of intermediates and specialities.

Distribution costs

Distribution costs were €13.1 million for the three-month period ended September 30, 2003, as compared to €13.1 million for the same period in 2002. This reflects the decrease in volumes sold of intermediate and speciality chemicals and the impact of continued cost saving exercises to reduce distribution charges, offset by higher export sales.

Administrative expenses

Administrative expenses decreased by €1.1 million, approximately 32.4%, to €2.3 million for the three-month period ended September 30, 2003, as compared to €3.4 million for the same period in 2002. This decrease reflects the continued result of our fixed costs savings programme and the profit on disposal of a piece of land to a third party on our Antwerp site.

Operating profit and EBITDA

Operating profit increased by €3.4 million, approximately 18.2%, to €22.1 million for the three-month period ended September 30, 2003, as compared to €18.7 million for the same period in 2002. EBITDA increased by €3.8 million, approximately 17.7%, to €25.3 million for the three-month period ended September 30, 2003, as compared to €21.5 million for the same period in 2002.

Nine-Month Period Ended September 30, 2003, Compared to Nine-Month Period Ended September 30, 2002

Turnover

Turnover increased by €1.3 million, approximately 0.3%, to €379.0 million for the nine-month period ended September 30, 2003, as compared to €377.7 million for the same period in 2002. This increase reflects the higher prices of EO and EG almost fully compensated by the decrease in volumes sold for speciality chemicals and intermediate chemicals and the effect of the weakening dollar on our US business.

The average of the North Western European contract price for EO as per ICIS LOR increased to €950 per tonne for the nine-month period ended September 30, 2003, as compared to €906 per tonne for the same period in 2002. The average of the North Western European contract prices for monoethylene glycol (MEG) as per ICIS LOR increased to €671 per tonne for the nine-month period ended September 30, 2003 as compared to €505 per tonne for the same period in 2002.

Cost of sales

Cost of sales decreased by €0.2 million, approximately 0.1%, to €281.7 million for the nine-month period ended September 30, 2003, as compared to €281.9 million for the same period in 2002. This primarily reflects decreased sales volumes in the speciality and intermediate business and the effect of the weakening dollar on our US business, offset by increased ethylene prices.

The average of the North Western European contract price for ethylene as per ICIS LOR increased to €532 per tonne for the nine-month period ended September 30, 2003, as compared to €518 per tonne for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by €1.5 million, approximately 1.6%, to €97.3 million for the nine-month period ended September 30, 2003, as compared to €95.8 million for the same period in 2002. The increase reflects the higher margins on the MEG business due to the global shortage on the EG market, offset by the decreased volumes sold of intermediate and speciality chemicals.

Distribution costs

Distribution costs decreased by €0.4 million, approximately 1.1%, to €36.1 million for the nine-month period ended September 30, 2003, as compared to €36.5 million for the same period in 2002. This decrease reflects the decrease in volumes sold of intermediate and speciality chemicals.

Administrative expenses

Administrative expenses decreased by €4.3 million, approximately 44.3%, to €5.4 million for the nine-month period ended September 30, 2003 as compared to €9.7 million for the same period in 2002. This reflects the continuous efforts to reduce our fixed cost base by sharing services with other group businesses.

Operating profit and EBITDA

Operating profit increased by €6.2 million, approximately 12.5%, to €55.8 million for the nine-month period ended September 30, 2003, as compared to €49.6 million for the same period in 2002. EBITDA increased by €7.5 million, approximately 13.0%, to €65.3 million for the nine-month period ended September 30, 2003, as compared to € 57.8 million for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Phenol

The following table sets forth, for the three-month and nine-month periods ended September 30, 2002 and 2003, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
		September 30,				September 30,

	2002		2003		2002		2003

	€m	%	€m	%	€m	%	€m	%

Turnover	322.1	100.0	347.0	100.0	894.4	100.0	1,170.6	100.0
Cost of sales	(292.8)	(90.9)	(308.7)	(89.0)	(808.6)	(90.4)	(1,069.1)	(91.3)

Gross profit	29.3	9.1	38.3	11.0	85.8	9.6	101.5	8.7
Distribution costs	(15.7)	(4.9)	(15.3)	(4.4)	(48.1)	(5.4)	(45.6)	(3.9)
Administrative expenses	(0.2)	(0.1)	0.9	0.3	5.7	0.6	6.6	0.6
Exceptional administrative expenses	(1.2)	(0.4)	—	—	(3.0)	(0.3)	—
Other operating income	—	—	4.9	1.4	—	—	13.4	1.1

Operating profit	12.2	3.8	28.8	8.3	40.4	4.5	75.9	6.5

EBITDA	21.5	6.7	34.2	9.9	67.7	7.6	92.1	7.9

Three-Month Period Ended September 30, 2003, Compared to Three-Month Period Ended September 30, 2002

Turnover

Turnover increased by €24.9 million, approximately 7.7%, to €347.0 million for the three-month period ended September 30, 2003, as compared to €322.1 million for the same period in 2002. This increase reflects increased sales volumes for both phenol and acetone and increased sales prices, except for acetone in Europe.

Western European phenol prices (per CMAI) increased to €655 per tonne for the three-month period ended September 30, 2003, as compared to €590 per tonne for the same period in 2002. Western European acetone prices (per CMAI) decreased to €472 per tonne for the three-month period ended September 30, 2003, as compared to €596 per tonne for the same period in 2002. US phenol and acetone prices (per CMAI) increased to $915 per metric tonne and $551 per metric tonne, respectively, for the three-month period ended September 30, 2003, as compared to $793 per metric tonne and $397 per metric tonne, respectively, for the same period in 2002.

Cost of sales

Cost of sales increased by €15.9 million, approximately 5.4%, to €308.7 million for the three-month period ended September 30, 2003, as compared to €292.8 million for the same period in 2002. This increase reflects higher raw material consumption due to higher plant utilisation mainly in the USA, more than offsetting decreased raw material prices and lower depreciation related to fair market value adjustments on acquisition. The utilization increase in the USA is mainly due to the incident on September 9, 2002, which caused a production loss in that month compared to full production in the same period of 2003.

Western European benzene and propylene contract prices (per CMAI) decreased to €316 per tonne and €430 per tonne, respectively, for the three-month period ended September 30, 2003, as

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

compared to €403 per tonne and €495 per tonne, respectively, for the same period in 2002. US benzene and propylene contract prices (per CMAI) increased to $422 per tonne and $459 per tonne, respectively, for the three-month period ended September 30, 2003, as compared to $413 per tonne and $437 per tonne, respectively, for the same period in 2002.

Gross profit

Gross profit increased by €9.0 million, approximately 30.7% to €38.3 million for the three-month period ended September 30, 2003, as compared to €29.3 million for the same period in 2002. This increase reflects the increase in sales volume and increased sales prices, partially offset by increased costs of sales due to higher raw material consumption, offset by decreased raw material prices.

Distribution costs

Distribution costs decreased by €0.4 million, approximately 2.5%, to €15.3 million for the three-month period ended September 30, 2003, as compared to €15.7 million for the same period in 2002. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger Euro against the US dollar, offset by the increased distribution costs due to increased sales volumes.

Administrative expenses

Administrative expenses, including the amortisation of negative goodwill, decreased by €1.1 million, approximately 550.0%, to a credit of €0.9 million for the three-month period ended September 30, 2003, as compared to expenses of €0.2 million for the same period in 2002. This decrease is primarily due to the impact of lower costs incurred as a result of a number of fixed cost saving projects. This is partially offset by a reduction in negative goodwill amortisation of €0.7 million as a result of exchange rate retranslation.

Exceptional administrative expenses

Exceptional administrative expenses decreased by €1.2 million, exactly 100.0%, to €nil million for the three-month period ended September 30, 2003, as compared to €1.2 million for the same period in 2002. These expenses reflect severance costs incurred in 2002 in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

Other operating income

Other operating income increased by €4.9 million for the three-month period ended September 30, 2003, as compared to no such income for the same period in 2002. This income represents the business interruption insurance proceeds recognised in the three-month period ended September 30, 2003, following the incident at the Mobile plant in September 2002.

Operating profit and EBITDA

Operating profit increased by €16.6 million, approximately 136.1%, to €28.8 million for the three-month period ended September 30, 2003, as compared to €12.2 million for the same period in 2002. This increase primarily reflects increased sales volumes and sales prices together with the business interruption insurance proceeds recognised to date in 2003 (in relation to the incident at the Mobile plant in September 2002), costs savings as a result of various cost saving projects as well as the impact of exchange rate retranslation as a result of a stronger Euro against the US dollar.

EBITDA increased by €12.7 million, approximately 59.1%, to €34.2 million for the three-month period ended September 30, 2003, as compared to €21.5 million for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Nine-Month Period Ended September 30, 2003, Compared to Nine-Month Period Ended September 30, 2002

Turnover

Turnover increased by €276.2 million, approximately 30.9%, to €1,170.6 million for the nine-month period ended September 30, 2003, as compared to €894.4 million for the same period in 2002. This increase reflects increased sales volumes and higher sales prices for both phenol and acetone.

Western European phenol and acetone prices (per CMAI) increased to €732 per tonne and €580 per tonne, respectively, for the six-month period ended September 30, 2003, as compared to €513 per tonne and €525 per tonne, respectively for the same period in 2002. US phenol and acetone prices (per CMAI) increased to $907 per metric tonne and $558 per metric tonne, respectively, for the six-month period ended September 30, 2003, as compared to $688 per metric tonne and $337 per metric tonne, respectively, for the same period in 2002.

Cost of sales

Cost of sales increased by €260.5 million, approximately 32.2%, to €1,069.1 million for the nine-month period ended September 30, 2003, as compared to €808.6 million for the same period in 2002. This increase reflects increased raw material prices and higher raw material consumption due to higher plant utilisation, only partially offset by lower depreciation related to fair market value adjustments on acquisition.

Western European benzene and propylene contract prices (per CMAI) increased to €432 per tonne and €493 per tonne, respectively for the nine-month period ended September 30, 2003, as compared to €347 per tonne and €433 per tonne, respectively, for the same period in 2002. US benzene and propylene contract prices (per CMAI) increased to $467 per tonne and $514 per tonne, respectively, for the nine-month period ended September 30, 2003, as compared to $348 per tonne and $393 per tonne, respectively, for the same period in 2002.

Gross profit

Gross profit increased by €15.7 million, approximately 18.3%, to €101.5 million in the nine-month period ended September 30, 2003, as compared to €85.8 million for the same period in 2002. This increase reflects increased sales volumes and sales prices, combined with lower depreciation charges related to fair market value adjustments on acquisition, offset by increased cost of sales due to higher raw material prices and higher raw material consumption.

Distribution costs

Distribution costs decreased by €2.5 million, approximately 5.2%, to €45.6 million for the nine-month period ended September 30, 2003, as compared to €48.1 million for the same period in 2002. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger Euro against the US dollar.

Administrative expenses

Administrative expenses, including the amortisation of negative goodwill, decreased by €0.9 million, approximately 15.8%, to a credit of €6.6 million for the nine-month period ended September 30, 2003, as compared to a credit of €5.7 million for the same period in 2002. This decrease is primarily due to the impact of lower costs incurred as a result of a number of fixed cost saving projects. This is partially offset by a reduction in negative goodwill amortisation of €2.0 million as a result of exchange rate retranslation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exceptional administrative expenses

Exceptional administrative expenses decreased by €3.0 million, exactly 100.0%, to €nil million for the nine-month period ended September 30, 2003, as compared to €3.0 million for the same period in 2002. These expenses reflect severance costs incurred in 2002 in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

Other operating income

Other operating income increased by €13.4 million for the nine-month period ended September 30, 2003, as compared to no such income for the same period in 2002. This income represents the business interruption insurance proceeds recognised to date in 2003, following the incident at the Mobile plant in September 2002.

Operating profit and EBITDA

Operating profit increased by €35.5 million, approximately 87.9%, to €75.9 million for the nine-month period ended September 30, 2003, as compared to €40.4 million for the same period in 2002. This increase primarily reflects higher sales volumes, combined with increased sales prices, together with the business interruption insurance proceeds recognised to date of €13.4 million in 2003 (in relation to the incident at the Mobile plant in September 2002), and decreased exceptional restructuring costs incurred in 2003.

EBITDA increased by €24.4 million, approximately 36.0%, to €92.1 million for the nine-month period ended September 30, 2003, as compared to €67.7 million for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Fluor

The following table sets forth, for the three-month and nine-month periods ended September 30, 2002 and 2003, turnover and expenses of Ineos Fluor and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
		September 30,				September 30,

	2002		2003		2002		2003

	€m	%	€m	%	€m	%	€m	%
Turnover	72.7	100.0	65.7	100.0	235.9	100.0	214.0	100.0
Cost of sales	(55.3)	(76.1)	(50.3)	(76.6)	(175.1)	(74.2)	(160.6)	75.0

Gross profit	17.4	23.9	15.4	23.4	60.8	25.8	53.4	25.0
Distribution costs	(5.8)	(8.0)	(5.2)	(7.9)	(17.2)	(7.3)	(16.1)	(7.5)
Administrative expenses	(3.5)	(4.8)	(3.1)	(4.7)	(11.5)	(4.9)	(8.0)	(3.8)
Exceptional administrative expenses	—	—	—	—	(0.2)	(0.1)	—

Operating profit	8.1	11.1	7.1	10.8	31.9	13.5	29.3	13.7

EBITDA	12.9	17.7	11.8	18.0	47.7	20.2	45.1	21.1

Three-Month Period Ended September 30, 2003 Compared to Three-Month Period Ended September 30, 2002

Turnover

Turnover decreased by €7.0 million, approximately 9.6% to €65.7 million for the three-month period ended September 30, 2003 as compared to €72.7 million for the same period in 2002. The decrease reflects the impact of a stronger euro when compared to the US dollar and Japanese yen, lower volumes on HFCs, Arcton 22 and CFCs, and lower prices on HFCs.

Cost of sales

Cost of sales decreased by €5.0 million, approximately 9.0 % to €50.3 million for the three-month period ended September 30, 2003 as compared to €55.3 million for the same period in 2002. The decrease reflects the impact of a stronger euro when compared to the US dollar and Japanese yen, and lower volumes in HFCs, Arcton 22 and CFCs.

Gross profit

Gross profit decreased by €2.0 million, approximately 11.5% to €15.4 million for the three-month period ended September 30, 2003 as compared to €17.4 million for the same period in 2002. Gross margins decreased primarily due to the impact of a stronger euro when compared to the US dollar and Japanese yen, lower volumes on HFCs, Arcton 22 and CFCs, and lower prices on HFCs.

Distribution costs

Distribution costs decreased by €0.6 million, approximately 10.3% to €5.2 million for the three-month period ended September 30, 2003 as compared to €5.8 million for the same period in 2002. The decrease reflects the impact of the stronger euro when compared to sterling, the US dollar and Japanese yen and decreased sales volumes of HFCs, Arcton 22 and CFCs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses, including research and development activities and other operating income, decreased by €0.4 million, approximately 11.4% to €3.1 million for the three-month period ended September 30, 2003 as compared to €3.5 million for the same period in 2002. Administrative expenses include a €2.7 million credit for amortisation of goodwill for the three-month period ended September 30, 2003 as compared to €3.5 million for the same period in 2002. The decrease also reflects the impact of the ongoing fixed costs savings project and the stronger euro when compared to sterling, the US dollar and Japanese yen.

Operating profit and EBITDA

Operating profit decreased by €1.0 million, approximately 12.3% to €7.1 million for the three-month period ended September 30, 2003 as compared to €8.1 million for the same period in 2002. EBITDA decreased by €1.1 million, approximately 8.5% to €11.8 million for the three-month period ended September 30, 2003 as compared to €12.9 million for the same period in 2002.

Nine-Month Period Ended September 30, 2003, Compared to Nine-Month Period Ended September 30, 2002

Turnover

Turnover decreased by €21.9 million, approximately 9.3%, to €214.0 million for the nine month period ended September 30, 2003, as compared to €235.9 million for the same period in 2002. The decrease reflects increased volumes of HFCs and HCFCs 134a offset by a stronger euro when compared to the US dollar and Japanese yen, and lower prices on HFCs.

Cost of sales

Cost of sales decreased by €14.5 million, approximately 8.3%, to €160.6 million for the nine-month period ended September 30, 2003, as compared to €175.1 million for the same period in 2002. The decrease reflects volumes of HFCs and HCFCs offset by a stronger euro when compared to sterling, the US dollar and Japanese yen.

Gross profit

Gross profit decreased by €7.4 million, approximately 12.2%, to €53.4 million for the nine-month period ended September 30, 2003, as compared to €60.8 million for the same period in 2002. The decrease reflects increased volumes of HFC 134a offset by a stronger euro when compared to the US dollar and Japanese yen and lower prices on HFCs.

Distribution costs

Distribution costs decreased by €1.1 million, approximately 6.4%, to €16.1 million for the nine-month period ended September 30, 2003, as compared to €17.2 million for the same period in 2002. The decrease reflects the impact of a stronger euro when compared to sterling, the US dollar and Japanese yen, offset by the distribution costs associated with increased volumes.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, decreased by €3.5 million, approximately 30.4%, to €8.0 million for the nine-month period ended September 30, 2003, as compared to €11.5 million for the same period in 2002. Administrative expenses include a €8.0 million credit for amortisation of goodwill for the nine-month period ended September 30, 2003 as compared to €9.9 million for the same period in 2002. The decrease also reflects the impact of the ongoing fixed cost savings project and the stronger euro when compared to sterling, the US dollar and Japanese yen.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exceptional administrative expenses

Exceptional administrative expenses in 2003 were € nil , as compared to €0.2 million for the same period in 2002. These costs in 2002 primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

Operating profit and EBITDA

Operating profit decreased by €2.6 million, approximately 8.2%, to €29.3 million for the nine-month period ended September 30, 2003 as compared to €31.9 million for the same period in 2002. EBITDA decreased by €2.6 million, approximately 5.5% to €45.1 million for the nine-month period ended September 30, 2003, as compared to €47.7 million for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Silicas

The following tables sets forth, for the three-month and nine-month periods ended September 30, 2002 and 2003, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
	September 30,				September 30,

	2002		2003		2002		2003

	€m	%	€m	%	€m	%	€m	%
Turnover	56.1	100.0	54.0	100.0	178.3	100.0	163.1	100.0
Cost of sales	(33.5)	(59.7)	(34.3)	(63.5)	(109.8)	(61.6)	(101.1)	(62.0)

Gross profit	22.6	40.3	19.7	36.5	68.5	38.4	62.0	38.0
Distribution costs	(6.2)	(11.1)	(5.5)	(10.2)	(18.5)	(10.3)	(16.6)	(10.2)
Administrative expenses	(9.4)	(16.7)	(8.9)	(16.5)	(31.5)	(17.6)	(27.9)	(17.1)
Exceptional administrative expenses	—		—	—	(14.1)	(7.9)	—	—

Operating profit	7.0	12.5	5.3	9.8	4.4	2.6	17.5	10.7

EBITDA	10.1	18.0	9.5	17.6	31.4	17.6	29.9	18.3

Three-Month Period ended September 30, 2003, Compared to Three-Month Period Ended September 30, 2002

Turnover

Turnover decreased by €2.1 million, approximately 3.7%, to €54.0 million in 2003, as compared to €56.1 million in 2002. Excluding the effect of translation differences, turnover increased by €0.6 million in 2003 as compared to 2002. Global zeolite sales were flat, the reformulation in North America away from zeolites by one of our customers and declining sales to our other main customer in the US were offset by higher sales in Europe. Underlying sales of silica, excluding the negative impact of exchange retranslation, increased by 5.0%.

Cost of sales

Cost of sales increased by €0.8 million, approximately 2.4%, to €34.3 million in 2003, as compared to €33.5 million in 2002. The main reason for the increase is the decline in stock during the three-month period ended September 30, 2003, compared to the three-month period ended September 30, 2002 when stocks actually increased over the quarter. This was offset by the effect of exchange translation, which reduced cost of sales in 2003 compared to the same period last year.

Gross profit

Gross profit decreased by €2.9 million, approximately 12.8%, to €19.7 million in 2003 as compared to €22.6 million in 2002. The decrease was a result of the stock decline in the three-month period ended September 30, 2003 and the negative impact of exchange retranslation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Distribution costs

Distribution costs decreased by €0.7 million, approximately 11.3%, to €5.5 million in 2003, as compared to €6.2 million in 2002. Most of the decrease relates to exchange retranslation differences.

Administrative expenses

Administrative expenses decreased by €0.5 million, approximately 5.3%, to €8.9 million in 2003, as compared to €9.4 million in 2002. The decrease is due to underlying cost savings derived from the restructuring programme and the benefit of exchange rate retranslation.

Operating profit and EBITDA

Operating profit decreased by €1.7 million in 2003, approximately 24.3%, to a profit of €5.3 million in 2003, as compared to a profit of €7.0 million in 2002. EBITDA decreased by €0.6 million, approximately 5.9%, to €9.5 million in 2003, as compared to €10.1 million in 2002.

Nine-Month Period Ended September 30, 2003, Compared to Nine-Month Period Ended September 30, 2002

Turnover

Turnover decreased by €15.2 million, approximately 8.5%, to €163.1 million in 2003, as compared to €178.3 million in 2002. Of the €15.2 million shortfall compared to the same period in 2002, approximately €15.1 million was due to the impact of exchange rate retranslation differences in 2003 compared to 2002. The disposal of the silicate business in Italy in April 2003 reduced sales by €1.2 million in 2003 as compared to 2002. Lower zeolite sales in North America were offset by increased sales of zeolite in Europe. Underlying growth in global silica sales was approximately 4.5%.

Cost of sales

Cost of sales decreased by €8.7 million, approximately 7.9%, to €101.1 million in 2003, as compared to €109.8 million in 2002. Most of the decrease relates to exchange translation differences.

Gross profit

Gross profit decreased by €6.5 million, approximately 9.5%, to €62.0 million in 2003, as compared to €68.5 million in 2002. Exchange rate retranslation differences account for most of the shortfall.

Distribution costs

Distribution costs decreased by €1.9 million, approximately 10.3%, to €16.6 million in 2003, as compared to €18.5 million in 2002. The decrease is mainly due to exchange rate retranslation and the lower zeolite volumes in North America, offset by costs of additional silica sales in 2003.

Administrative expenses

Administrative expenses decreased by €3.6 million, approximately 11.4%, to €27.9 million in 2003, as compared to €31.5 million in 2002. The decrease is a result of the restructuring programme and the benefit of exchange rate retranslation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exceptional administrative expenses

Exceptional administrative expenses in the first nine months of 2003 were € nil, as compared to €14.1 million in 2002. The costs charged in 2002 reflected the anticipated severance and other redundancy related costs incurred to complete the global restructuring programme.

Operating profit/(loss) and EBITDA

Operating profit increased by €13.1 million, approximately 297.7%, to €17.5 million in 2003, as compared to €4.4 million in 2002. EBITDA decreased by €1.5 million, approximately 4.8%, to €29.9 million in 2003, as compared to €31.4 million in 2002.

Financial condition and liquidity

Net cash flow from operating activities was an inflow of €182.0 million for the period from January 1, 2003 to September 30, 2003, compared to an inflow of €118.8 million for the nine months ended September 30, 2002. The increase was primarily due to improved profitability, reduced levels of working capital outflows, together with insurance proceeds received as at September 30, 2003.

Interest payments of €60.5 million were made in the nine months ended September 30, 2003 (€58.9 million in the nine months ended September 30, 2002). This consisted of €29.9 million of senior debt interest and €27.3 million of senior notes interest plus other sundry interest payments.

The company has paid a cash dividend of €10 million out of the declared dividend of €20.8 million to its immediate parent company in September 2003. The balance will remain as an inter-company balance for the foreseeable future.

The Company held net cash balances of €135.0 million as at September 30, 2003, and had no drawings under the €75.0 million revolving credit facility. The Company has repaid a total of €44.9 million of the Senior Credit Agreement in the period ended September 30, 2003. Net debt as at September 30, 2003 was €673.7 million (December 31, 2002: €757.3 million).

Capital expenditure incurred during the nine months ended September 30, 2003 was €31.2 million analysed as follows:

(€ in millions)

Ineos Oxide	7.2
Ineos Phenol	7.8
Ineos Fluor	4.2
Ineos Silicas	12.0

31.2

Management believes that cash generated from operations, together with borrowings under the revolving credit facility will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating performance and ability to service or refinance debt, will however be subject to future economic conditions and to financial, business and other factors, many of which are beyond management’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 4, 2003.

INEOS GROUP HOLDINGS PLC
Registrant Issuer

/s/ JOHN REECE

John Reece
Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 4, 2003.

INEOS HOLDINGS LTD
Registrant Guarantor

/s/ JOHN REECE

John Reece
Director